Exhibit 99.1

NR 14-06

GOLD RESERVE ANNOUNCES PROCEEDINGS IN ICSID ARBITRATION CASE WITH VENEZUELA CLOSED BY TRIBUNAL

SPOKANE, WASHINGTON, July 23, 2014

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) is pleased to announce that the arbitral tribunal in the International Centre for Settlement of Investment Disputes (ICSID) case (Gold Reserve Inc. v. The Bolivarian Republic of Venezuela  – Case No. ARB (AF)/09/1) has declared the proceedings closed in accordance with Article 44 of the Arbitration (Additional Facility) Rules.

Gold Reserve claims damages arising from violations of three provisions of the Canada-Venezuela bilateral investment treaty resulting in the effective expropriation of Gold Reserve’s sizable investments in the world-class Brisas gold/copper project and the promising Choco 5 property and seeks compensation corresponding to the restitution, or fair market value as of May 2008, of the rights to develop the Brisas Project and Choco 5, as of the date of the Tribunal’s decision. Gold Reserve has presented evidence to support its claim for restitution as last updated in its Reply dated July 29, 2011, of approximately $2.1 billion, including interest.

Doug Belanger, President, stated, “The closure of the proceedings by the ICSID tribunal signals the end of the parties’ presentation of their case and the tribunal’s determination that it does not require any further information from the parties.  Typically, ICSID tribunals issue the final award soon after declaring the proceedings closed.  The closure of the proceedings is a welcome development.  It marks the end of a five-year effort by counsel, technical, legal and financial experts and Company personnel to present Gold Reserve’s claim against Venezuela.  Gold Reserve now looks forward to receiving the tribunal’s award.”

Further information can be found in the regulatory filings of the Company by going to the website at www.goldreserveinc.com, www.sec.gov and www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that state Gold Reserve's or its management's intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the arbitration proceedings. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the SEC.

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including those factors outlined in the "Cautionary Statement Regarding Forward-Looking Statements" and "Risks Factors" contained in Gold Reserve's filings with the Canadian provincial securities regulatory authorities and the SEC, including Gold Reserve's Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2013, filed with the Canadian provincial securities regulatory authorities and the SEC, respectively.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”